BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
March 21, 2012
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
Initial Registration Statement on Form N-4 (Schwab Retirement Income Variable Annuity)
File Nos. 333-178739, 811-08946

Separate Account A of Pacific Life & Annuity Company
Initial Registration Statement on Form N-4 (Schwab Retirement Income Variable Annuity)
File Nos. 333-178742, 811-09203
Dear Ms. Skeens:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated January 20, 2012, in connection with the above referenced Registration Statements on Form N-4, filed December 23, 2011. Our responses apply to both Registration Statements unless otherwise indicated. The page number references below are based on Schwab Retirement Income Variable Annuity for Pacific Life, File No. 333-178739.
Staff Comments: General Comments.
1. Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statements.
Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statement.
2. Please confirm supplementally that the contract names on the front cover page of the prospectuses are and will continue to be the same as that associated with the EDGAR class identifiers.

Ms. Skeens
March 21, 2012

Response: The contract name has changed to “Schwab Retirement Income Variable Annuity”. The EDGAR class identifier was changed to the new name and we made all appropriate name changes throughout the registration statement.
3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: We hereby confirm that there are no third party support agreements; the company is primarily responsible for paying out any guarantees associated with this policy.
Staff Comment: Cover Page.
4. Variable Investment Options: Please note that all portfolio companies, including any companies of Pacific Select Fund, that are investment options must be listed individually, rather than by name of the Fund or trust of which they are a part. See Form N-4, Item 1(a)(viii).
Response: We added the names of all investment options available under the contract.
Staff Comment: Table of Contents.
5. Other Optional Riders (p. 2): As the Riders described in this section are the only optional riders available under the contract, please delete the word “other” here and in the “Other Optional Riders” section on page 26.
Response: We changed “Other Optional Riders” to “Optional Living Benefit Riders” in the table of contents and all other applicable prospectus sections (including any cross references).
Staff Comments: Overview.
6. Optional Living Benefit Riders (p. 7) and Other Optional Riders (p. 26): Please include clear disclosure here (similar to that at page 49 of the prospectus) to the effect that the guarantees under the contract are backed solely by the claims paying ability of the insurance company, and that the contract owner must look to the strength of the insurance company with regard to such guarantees.
Response: We added the requested disclosure to the Overview — Optional Living Benefit Riders section and the renamed Optional Living Benefit Riders section (renamed in response to comment 5).
7. CoreIncome Advantage 5 Plus (Single)(p. 7):
a. Please confirm supplementally whether this Rider is still called the “Guaranteed Withdrawal Benefit IX Rider” in Riders attached to this Contract. Please do the same for the other optional living benefit rider offered under the Contract (CoreIncome Advantage 5 Plus (Joint)).
Response: We hereby confirm that the names used for the riders attached to the contract are the same as currently disclosed in the prospectus.
b. Please resolve the apparent discrepancy between the disclosure in the first sentence of this section (which states that the Rider provides the potential to make withdrawals up to the

Ms. Skeens
March 21, 2012

Protected Payment Amount “for life”) and the disclosure at page 27 (which states that the potential to make withdrawals extends only until the Rider terminates).
Response: For consistency, we modified the first sentence in the Rider overview section to “until the Rider terminates”.
Staff Comments: Fee Table.
8. Total Annual Fund Operating Expenses (p. 10):
a. Please confirm supplementally that all waivers included in the calculation of “after waiver” expenses will extend for at least one year from the effectiveness date of the registration statement.
Response: We hereby confirm that the “after waiver” expenses as outlined in the underlying fund prospectus will extend at least one year.
b. If one or more of the investment options will be funds-of-funds, please confirm supplementally that maximum and minimum figures in the underlying funds table include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds calculated in accordance with instruction 17(a) to Item 3 of Form N-4.
Response: We hereby confirm that the maximum and minimum percentages used in the contract prospectuses take into account acquired fund fees and expenses as disclosed in the underlying fund prospectus.
9. Expense Example (p. 11): Please confirm supplementally that the fee waivers referenced in the Total Annual Fund Operating Expenses table at page 10 will only be reflected in the example for the term of the waivers.
Response: The minimum and maximum fund expenses used for the expense examples are the “before any waivers” percentages indicated in the Total Annual Fund Operating Expenses subsection. We do not include the “after any waivers” percentages in the expense example calculations.
Staff Comment: Annuitization.
10. Your Annuity Payments (p. 21): Since the amount of all annuity payments under this contract will be fixed, this section’s reference to determining the amount of the “first” annuity payment is potentially confusing. Please clarify that the payment amount described in this section refers to the first, and all subsequent annuity payments.
Response: We modified the first sentence of the Payment Amount subsection as follows [new disclosure underlined for your reference]:
“Your Contract contains tables that we use to determine the amount of your annuity payments, taking into consideration...”
Staff Comment: Powers of Attorney.
11. Please provide powers of attorney that relate specifically to these registration statements as

Ms. Skeens
March 21, 2012

required by rule 483(b) of the Securities Act of 1933. This means that each power of attorney must either (a) specifically list the 1933 Act registration number of the initial filing, or (b) specifically name the contract whose prospectus and/or SAI is being registered.
Response: We will include updated powers of attorney in the next pre-effective amendment.
Staff Comment: Tandy Representations.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ Brandon J. Cage

Brandon J. Cage